✗ AB
3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...	12.00

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 9 2012

SEC FILE NUMBER
8-46219

Washington, DC
110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/01/2011__ AND ENDING __12/31/2011__
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meyers Associates, LP

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 2nd Floor

FIRM I.D. NO.

                                       (No. and Street)

New York   NY   10006
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  Wayne Ellison   212-742-4200
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  WeiserMazars LLP
                                (Name – if individual, state last, first, middle name)

135 West 50th Street   New York   NY   10020
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

KH
4/10

OATH OR AFFIRMATION

I ___Wayne Ellison_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Meyers Associates, LP_____, as
of ___December 31_____, 2011_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

___No Exceptions_____

_____

_____


_____
Signature

Chief Compliance Officer
Title


_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Meyers Associates, LP

Statement of Financial Condition
December 31, 2011

Meyers Associates, LP
Contents
December 31, 2011




Independent Auditors' Report

To the Partners of
Meyers Associates, L.P.

We have audited the accompanying statement of financial condition of Meyers Associates, LP (the "Partnership") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Meyers Associates, LP as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 28, 2012

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

WEISERMAZARS LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.



Meyers Associates, LP
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$	207,594
Due from clearing brokers		453,343
Deposit with clearing brokers		202,698
Advances to employees		1,994,968
Prepaid expenses		111,418
Security deposits		146,302
Total assets	$	3,116,323

Liabilities and Partners' Capital

Liabilities

Commissions payable	$	270,103
Note payable to clearing broker		89,913
Accrued expenses and other liabilities		296,315
Total liabilities		656,331

Commitments and contingencies

Partners' capital		2,459,992
Total liabilities and partners' capital	$	3,116,323

The accompanying notes are an integral part of these financial statements.

1. Summary of Business and Significant Accounting Policies

Business

Meyers Associates, LP (the "Partnership") is a New York limited partnership organized primarily to provide brokerage and investment banking services. The Partnership is registered as a broker-dealer in securities with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA").

The Partnership has agreements (the "Agreements") with the clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet repurchased at the close of business.

Income Taxes

The Partnership is a limited partnership and is not subject to Federal and State income taxes as a separate entity. The partners are individually required to report their respective share of partnership income (loss) in their individual income tax returns.

Cash and Cash Equivalents

The Partnership considers cash equivalents which are highly liquid investments purchased with original maturities of three months or less.

The Partnership maintains its cash balances in financial institutions which, at times, exceed federally-insured limits. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Advances to Employees

The Partnership has made certain employee advances which are non-interest bearing and have no terms for repayment. Most of these advances consist of commissions paid in advance that will be earned by these employees in the future.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. **Clearing Agreements**

The Partnership has agreements with two brokerage clearing firms to carry its account and the accounts of its customers' accounts. The brokers have custody of the Partnership's securities and, in the normal course of business, cash balances which may be due from or to these brokers.

These securities and cash positions serve as collateral for any amounts due to the brokers or for securities sold short or purchased on margin as well against losses due to nonperformance.

Pursuant to the agreements, the Partnership is required to have cash or security deposits aggregating $100,000 at each of the brokerage clearing firms, respectively. At December 31, 2011, a deposit held amounted to $102,085 and $100,613 at each of the brokerage clearing firms, respectively.

The Partnership signed a promissory note with one of their brokerage clearing firms in the amount of $300,000. Interest is payable monthly at the rate of 10% and monthly principal payments are equal to $21 multiplied by the number of billable equity trades cleared within the month by the brokerage clearing firm. As of December 31, 2011, $89,913 is due to the clearing broker.

3. **Retirement Plans**

The Partnership has an employee benefit plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute up to 15% of annual compensation, but not in excess of the maximum allowed under the Code. The Partnership can make a discretionary matching contribution.

The Partnership has a pension plan under Section 401(a) and 501(a) of the Code covering certain employees.

4. **Regulatory Net Capital Requirements**

The Partnership is subject to the net capital requirements of rule 15c3-1 of the SEC which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Partnership is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2011, the Partnership has net capital of $205,053 which is $105,053 in excess of its required net capital of $100,000. The Partnership has aggregate indebtedness of $566,418. The Partnership's ratio of aggregate indebtedness to net capital is 2.76 to 1 at December 31, 2011.

5. **Commitment and Contingencies**

Litigation
In the normal course of business, the Partnership is a defendant, or otherwise has possible exposure, in legal actions arising out of its activities as a broker-dealer. These legal actions seek compensatory damages of approximately $1,150,000. While predicting the outcome of litigation and regulatory inquiries is inherently very difficult and the ultimate resolution, range of loss and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsels, that it has a meritorious defense for these actions and it intends to defend this vigorously.

The Partnership was also involved in several proceedings with and investigations by a governmental regulatory agency which commenced disciplinary actions against the Partnership for its alleged violations of regulatory procedure rules. The regulatory agency has alleged that the Partnership failed to provide certain requested documents in the complaints and to provide documents to the regulatory agency on a timely basis. The complaints sought sanctions against the Partnership including possible monetary fines. During the year ended December 31, 2011, these proceedings were completed and the Partnership was fined in the amount of approximately $115,000. At December 31, 2011, this amount is included in accrued expenses and other liabilities on the Statement of Financial Condition.

Customer Transactions
The Partnership executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

Meyers Associates, LP
Notes to Financial Statements
Year Ended December 31, 2011

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

6. **Leases**

During the year ended December 31, 2011, the Partnership renegotiated with the landlord and entered into a new noncancellable lease agreement for its office space in New York. The new lease agreement is for 10 years effective from December 1, 2011. Net approximate minimum rental payments attributable to operating lease agreements are:

Year Ending December 31,	Minimum Rental Payments
2012	$ 327,000
2013	335,000
2014	342,000
2015	350,000
2016	358,000
Thereafter	1,879,000
	$ 3,591,000

7. **Subsequent Events**

The Partnership has evaluated subsequent events through February 28, 2012, the date the financial statements were available for issuance.